Pragma LLC
(A Limited Liability Company)

Report on Statement of Financial Condition
and Report of Independent Registered
Public Accounting Firm

December 31, 2023

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-67016

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Pragma LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

55 Hudson Yards, 15th Floor
(No. and Street)

New York	New York	10001
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Salvatore Giardina	917-484-8307	sgiardina@pragmatrading.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

CohnReznick LLP
(Name – if individual, state last, first, and middle name)

1301 Avenue of the Americas, 10th Floor	New York	New York	10019
(Address)	(City)	(State)	(Zip Code)

10/14/2003	596
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Salvatore Giardina, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Pragma LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Spencer J Coopchik
Notary Public, State of New York
Reg. No. 02CO6383926
Qualified in Queens County
Commission Expires 11/26/2026
Notary Public

Signature:

Title: Chief Financial Officer

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

PRAGMA LLC

Index

Facing Page

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Member
Pragma LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Pragma LLC, a limited liability company (the "Company"), and a wholly-owned subsidiary of MarketAxess Holdings Inc., as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

CohnReznick LLP

We have served as the Company's auditor since 2009.

New York, New York
February 28, 2024

PRAGMA LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2023

ASSETS

Cash and cash equivalents	$ 11,694,175
Due from customers	2,695,796
Due from affiliates	505,219
Fixed assets, net	210,089
Capitalized software, net	450,353
Intangibles, net	25,223,809
Goodwill	67,321,831
Restricted cash	201,851
Prepaid expenses and other assets	464,084
Right-of-use assets	803,601
Total	$ 109,570,808

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accrued compensation	$ 2,771,250
Due to Parent and affiliate	132,679
Accrued expenses and other liabilities	1,082,700
Lease liabilities	1,486,110
Total	5,472,739
Commitments	
Member's equity	104,098,069
Total	$ 109,570,808

See Notes to Statement of Financial Condition.

NOTES TO STATEMENT OF FINANCIAL CONDITION

Note 1 - Organization and nature of business:

Pragma LLC (the "Company"), a New York limited liability company, is a broker-dealer in securities registered with the Securities and Exchange Commission (the "SEC") and a member of Financial Industry Regulatory Authority, Inc. and Securities Investor Protection Corporation.

The Company provides algorithmic trading services relating to equity securities, foreign exchange and other asset classes in exchange for commissions and fees to institutional clients, other broker-dealers, and banks.

The Company was a wholly-owned subsidiary of Pragma Weeden Holdings LLC ("PWH" or "Former Parent"). PWH also had another wholly-owned subsidiary, Pragma Financial Systems LLC ("PFS"), a software technology service company. The majority owners of the Former Parent were Weeden Investors, L.P. and Pragma Group Investors LLC. On October 2, 2023 (effective October 1, 2023 for accounting purposes, as defined in the purchase agreement), ("Acquisition Date"), PWH sold the Company and PFS to MarketAxess Holdings Inc. ("MAH" or "Parent"), (the "Acquisition"). See Note 3 (Change in Ownership) for further discussion.

The Parent is a publicly traded enterprise listed on the NASDAQ Global Select Market under the symbol MKTX.

Note 2 - Significant accounting policies:

Basis of Presentation:

The Acquisition was accounted for under the acquisition method of accounting and pushdown accounting was applied to record the fair value of the assets and liabilities of the Company on the Acquisition Date. The application of pushdown accounting represents the necessary adjustments to the prior reporting entity to reflect the fair values of the net assets acquired. As a result, the statement of financial condition of the Company at December 31, 2023 reflects the fair value adjustments made to the assets and liabilities of the Company on the Acquisition Date.

Goodwill:

Goodwill is the result of the purchase price of the Acquisition less the fair value allocated to the net assets of the acquired business. An impairment review of goodwill is performed on an annual basis, at year-end, or more frequently if circumstances change. As of December 31, 2023, the Company's management determined that no impairment adjustment related to goodwill was necessary.

NOTES TO STATEMENT OF FINANCIAL CONDITION

Note 2 - Significant accounting policies (continued):

Intangible Assets:

Intangible assets have definitive lives, consist of developed technology, customer relationships, and trademark/trade names, and were acquired at fair value in connection with the Acquisition. Intangible assets are amortized over their estimate useful lives which range from 7 to 15 years using either a straight-line or accelerated amortization method based on the pattern of economic benefits the Company expects to realize from such assets. Intangible assets are assessed for impairment when events or circumstances indicate the existence of a possible impairment.

Cash and cash equivalents:

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. The Company considers all highly liquid debt instruments with a maturity of three months or less when purchased to be cash equivalents. The Company maintains its cash and cash equivalents with high-credit quality financial institutions. Such amounts generally exceed federally insured limits.

Fixed assets:

Fixed assets are carried at cost less accumulated depreciation and amortization. Depreciation is recorded using the straight-line method over the estimated useful lives of the related assets, which are approximately three to five years. Leasehold improvements are amortized on a straight-line basis over the lease term. Maintenance and repairs are charged to expense as incurred and improvements that extend asset lives are capitalized.

Capitalized software:

Substantially all of the Company's computer software is for internal use, as defined. The Company accounts for costs incurred in connection with the development of software in accordance with guidance on accounting for the costs of computer software developed for internal use, as prescribed by accounting principles generally accepted in the United States of America ("GAAP").

The Company capitalizes compensation costs incurred during the application development stage of internally-developed software or incurred in order to modify such software solely to meet the Company's internal needs ("Internal Use Software"). The costs of upgrades and enhancements to the Company's software are also capitalized if it is probable that those expenditures will result in additional functionality. Related research and development costs are charged to expense as incurred. In addition, during the software's development or modification, no substantive plan exists or is in the process of being developed to market the software externally.

NOTES TO STATEMENT OF FINANCIAL CONDITION

Note 2 - Significant accounting policies (continued):

Capitalized software (concluded):

Capitalized software is amortized on a straight-line basis over its estimated useful life, which was seven years prior to the Acquisition Date. Effective with the Acquisition, the Company's management reassessed the useful life of the capitalized software and made a change in estimate to a five year useful life on a prospective basis. As a result (i) in accordance with FASB Accounting Standards Codification ("ASC") 250-10-20, prior period financial statements were not restated for this change in accounting estimate, and (ii) all new capitalized software (including improvements to pre-Acquisition software) is amortized on a straight-line basis over a five-year period.

Capitalized software costs are reviewed for potential impairment whenever events or circumstances indicate that their carrying amounts may not be recoverable. During the year ended December 31, 2023, the Company's management determined that no impairment adjustment related to these capitalized costs was necessary.

Leases:

The Company recognizes rent expense for operating leases on a straight-line basis (including the effect of reduced or free rent and other lease incentives such as construction cost reimbursements, and contractually obligated rent escalations) over the lease terms. The difference between cash paid to or received from the landlords and the amount recognized as rent expense on a straight-line basis is included in Lease liabilities in the statement of financial condition.

The Company records its operating leases in accordance with Accounting Standards Update ("ASU") 2016-02 for its financial statements and recorded right-of-use assets and lease liabilities. The Right-of-use assets in the statement of financial condition represents the Company's right, as a lessee, to use an asset over the life of a lease.

The Company records the right-of-use asset based on the initial amount of the lease liability, plus any lease payments made to the lessor before the lease commencement date, plus any initial direct costs incurred, less any lease incentives received. The amortization period for the right-of-use asset is from the lease commencement date to the earlier of the end of the lease term or the end of the useful life of the asset.

Use of estimates:

The preparation of the statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Note 2 - Significant accounting policies (continued):
    Revenue recognition:

Commission revenue, which is earned primarily in equities, foreign exchange ("FX") and fixed income asset classes through customer use of the Company's algorithmic trading services, is recorded on a trade date basis. Commissions are primarily based on usage, for equities using the number of shares traded, and for FX and fixed income using the U.S. principal value traded, and are calculated based on volume levels and, in some cases, subject to minimum commission requirements and/or license fees.

The Company also charges an Installation and Integration Fee ("Onboarding Services") to new clients. This is an optional service provided to new clients to accommodate their specialized needs, including, but not limited to integration of clients' operating systems, setting up private hosting environments, adding new functionality, customizing algorithms, and reviewing and testing FIX specifications. The fees are primarily based on the estimated employees' time to perform such services. Onboarding Services are optional and specifically identifiable. In accordance with Accounting Standards Codification ("ASC") 606, the Company recognizes such revenues at a point in time when the services have been completed and accepted by the customer. At December 31, 2023, there are no outstanding receivables related to installation and integration fees.

ASC Topic 326, *Financial Instruments – Credit Losses* ("ASC 326"), impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. Under the accounting update, the Company has the ability to determine whether there are no expected credit losses in certain circumstances.

The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with fees and other receivables is not significant until they are 90 days past due based on the contractual arrangement and expectation of collection in accordance with industry standards.

The Company did not identify any receivables as impacted by the above factors as of December 31, 2023. Accordingly, there is no allowance for credit losses as of December 31, 2023.

NOTES TO STATEMENT OF FINANCIAL CONDITION

Note 2 - Significant accounting policies (continued):

Stock-based compensation:

Under the Pragma Weeden Holdings LLC Membership Interest Option Plan (the "PWH Plan"), Company employees, directors and consultants were granted options to purchase PWH Class B units. The options were only exercisable if there is a liquidity event, as defined. The options would terminate based on the terms of the PWH Plan and each optionholder's option agreement, which is generally upon or subsequent to the termination of an optionholder's employment. In August 2023, the optionholders agreed to terminate all of their outstanding options in exchange for future payments from the Former Parent.

The Company participates in the Parent's 2020 Equity Incentive Plan (the "Parent's Plan") which provides for the grant of stock options, stock appreciation rights, restricted stock, performance shares, performance units, restricted stock units, performance stock units, or other stock-based awards as incentives to encourage employees, consultants and non-employee directors to participate in the Parent's long-term success.

Income taxes:

The Company is a limited liability company and, as such, is treated as a partnership for income tax purposes. Accordingly, the income of the Company is taxable to its ultimate members based on their respective percentage ownerships of the Company. In addition, the Company is subject to New York City ("NYC") unincorporated business tax ("UBT"). The Company is included in the consolidated/combined federal and state and UBT income tax returns of Former Parent prior to the Acquisition Date and Parent subsequent to the Acquisition Date. For accounting purposes, the UBT expense was pushed down by the Former Parent to the Company prior to the Acquisition Date, but for the period subsequent to the Acquisition Date, this expense was not pushed down as the Parent treats the Company as a disregarded entity.

The Former Parent calculates deferred income taxes using a liability approach for financial accounting and reporting, which resulted in recognition of deferred tax assets and liabilities for the Former Parent to the extent such assets and liabilities arise, and accordingly, charged the Company for its share of deferred income tax expense.

Note 3 - Change in ownership:

On August 5, 2023, the Parent and Former Parent entered into a Membership Interest Purchase Agreement ("Purchase Agreement"), for the Parent to purchase 100% of the Company and PFS from the Former Parent. The transaction was closed on the Acquisition Date. The aggregate consideration paid by the Parent for the Acquisition, subject to customary adjustments for cash, debt, transaction expenses and working capital as set forth in the Agreement, was approximately $125.0 million, comprised of approximately $81.2 million in cash and 224,776 shares of common stock of the Parent, valued at approximately $43.8 million as of the closing on Acquisition Date, as described below. A portion of the stock consideration, amounting to 8,603 shares of

PRAGMA LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

Note 3 - Change in ownership (concluded):

common stock, was placed in escrow for 12 months to secure the Former Parent's indemnification obligations under the Purchase Agreement. In addition, pursuant to the Purchase Agreement and subject to certain exceptions, the Former Parent and its affiliates are prohibited from transferring any of the Company common stock received in the Acquisition for a period of six months following the Acquisition Date. The value ascribed to the shares by the Parent was discounted from the market value on the date of closing to reflect the non-marketability of such shares during the restriction period.

The transaction was accounted for as a business combination under FASB ASC Topic 805, *Business Combinations*. Under purchase accounting, tangible and identifiable intangible assets acquired and liabilities assumed are recorded at their respective fair values as of the date acquired. The Parent has pushed down its purchase accounting to the Company and allocated the purchase price to the fair value of assets acquired and liabilities assumed as of Acquisition Date. The allocation of the purchase price has been presented in the financial statements and is based on valuations and other studies which provide the basis for such an allocation. The Parent utilized an independent third-party to assist in determining the fair value of the acquired intangible assets. The acquired developed technology and customer relationships intangible assets were valued using the relief-from-royalty method and multi-period excess earnings method, respectively. Through the application of pushdown accounting, $100,098,212 of the purchase price was allocated to the Company and $24,903,918 was allocated to PFS, based on the valuation of each entity's assets and liabilities. As a result, the Company recorded intangible assets of $26,000,000 and goodwill of $67,321,831.

The following table reflects the new basis for the Company's assets and liabilities at the Acquisition Date.

Allocation of purchase price:

Cash and cash equivalents	$ 2,384,656
Due from customers and other receivables	5,092,801
Prepaid expenses and other assets	2,930,812
Intangible assets	26,000,000
Goodwill	67,321,831
Accounts payable, accrued expenses and other liabilities	(3,631,888)
Total allocated purchase price	$ 100,098,212

9

PRAGMA LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

Note 4 - Due from customers:

Due from customers represents commissions receivable from institutional clients, other broker-dealers, and banks relating to the use of the Company's algorithmic trading services. Due from customers is stated at the amount that management expects to collect on the outstanding balances. At December 31, 2023 and 2022, the Company had receivables from customers in the amount of $2,695,796 and $2,322,286, respectively. The December 31, 2023 receivables are reflected as Due from customers in the statement of financial condition of which approximately 45.1% was from three customers.

The Company's management determines an allowance for credit losses based on its assessment of the collectability of individual accounts. The Company considers factors such as historical experience, credit quality, age of balances and current economic conditions that may affect collectability in determining the allowance for credit losses. Based on the review of the individual customer balances included in Due from customers as of December 31, 2023, the Company's management determined that an allowance for credit losses is not necessary.

Note 5 - Fixed assets:

At December 31, 2023, fixed assets are comprised of:

	Acquisition Value	Accumulated Depreciation and Amortization	Net Book Value
Computer equipment	$ 239,344	$ (48,065)	$ 191,279
Computer software	15,595	(3,900)	11,695
Furniture, fixtures and equipment	7,829	(714)	7,115
Totals	$ 262,768	$ (52,679)	$ 210,089

Note 6 - Capitalized software:

Software development costs of $1,682,365 and $466,041 were capitalized prior to and subsequent to the Acquisition Date, respectively. The fair value of the capitalized software as of the Acquisition Date was recorded as a developed technology intangible asset and is included in Intangibles, net in the statement of financial condition. Accumulated amortization of capitalized software as of December 31, 2023 was $15,688.

Capitalized software consists of an allocation of compensation costs incurred for certain employees for their services rendered during the application development stage of internally-developed software or to modify such software solely to meet the Company's internal needs. Compensation costs incurred in the preliminary project stage, as well as costs relating to training, data conversion and maintenance during the post-implementation/operation stage, are expensed as incurred.

10

NOTES TO STATEMENT OF FINANCIAL CONDITION

Note 7 - Intangible assets:

Intangible assets that are subject to amortization, including related accumulated amortization, are comprised of the following:

| | December 31, 2023 | | |
	Cost	Accumulated amortization	Net Carrying amount
Developed Technology	$ 18,000,000	$ (642,857)	$ 17,357,143
Customer Relationships	7,100,000	(118,334)	6,981,666
Trademark/Trade Name	900,000	(15,000)	885,000
Total	$ 26,000,000	$ (776,191)	$ 25,223,809

As of December 31, 2023, the Company's management determined that no impairment adjustment related to Intangible assets was necessary.

Note 8 - Right-of-use assets:

As of December 31, 2023, the Company had three operating leases; one office lease and two equipment leases. The office lease provides for increases to the amount of the monthly payment at pre-determined dates. The equipment lease provides for rental payments at a fixed amount.

Effective as of the Acquisition Date, the Parent revalued the right-of-use assets of the Company using the weighted average discount rate of 7.23% based on the remaining term of the leases. The weighted average remaining operating lease term is 2.25 years.

Subsequent to the Acquisition, the Company's management determined to abandon the office and wrote off the Right-of-use asset relating to the office lease. As of December 31, 2023, the Company had right-of-use assets relating to operating leases in the amount of $803,601 and are included in Right-of-use assets in the statement of financial condition, and related lease liabilities in the amount of $1,486,110 which are reflected as Lease liabilities in the statement of financial condition.

Note 9 - Financial statements with off-balance sheet risk:

The Company maintains cash in bank deposit accounts, which usually exceeds federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

Note 10 - Net capital requirement:

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1(the "Rule"), which requires the maintenance of minimum regulatory net capital and further requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15:1. In addition, the Rule also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10:1.

Note 10 - Net capital requirement (concluded):

The Company has elected the alternative net capital method permitted by Rule 15c3-1, which requires the Company to maintain a minimum net capital of $250,000, but eliminates the need to calculate aggregate indebtedness. At December 31, 2023, the Company had regulatory net capital of $10,904,863, which was $10,654,863 in excess of its required minimum regulatory net capital of $250,000.

Note 11 - Related party transactions:

The Company utilized a consulting firm (the "Consultant") owned by one of the Former Parent's directors to provide management and industry consulting services to the Company on an as-needed basis. Effective with the Acquisition, this consultant continued providing services to the Company but is no longer a related party.

The Company had an equipment rental agreement with the Former Parent whereby the Company rented computer equipment from the Former Parent on a month-to-month basis. This equipment rental agreement was terminated in August 2023 and the remaining lease obligations were assumed by the Company.

The Company had a services agreement and an expense sharing agreement with PFS, whereby the Company provided certain software development, technology services and administrative services to PFS for a fee, equal to its actual cost for such services plus ten percent. Effective with the Acquisition, the Company continues to provide these services under a new services agreement and charges PFS a fee equal to its actual cost. As of December 31, 2023, the Company had a receivable from PFS in the amount of $400,263, which is included in Due from affiliates.

Effective as the Acquisition Date, the Company entered an expense sharing agreement with the Parent whereby the Parent and/or its affiliates provide services and share expenses with the Company, such as use of office space, insurance and internal resources, and/or vice-versa, when necessary or appropriate to conduct each parties' respective businesses and operations. As of December 31, 2023, the Company has a payable to Parent in the amount of $132,679, which is included in Due to Parent in the statement of financial condition.

The Company provides certain Fixed Income algorithmic trading services to MarketAxess Corporation ("MAC"), a broker-dealer and wholly-owned subsidiary of the Parent, pursuant to a commission sharing arrangement which became effective upon the Acquisition Date, whereby the Company receives commissions for MAC's use of the Company's algorithmic trading services, subject to minimum commission requirements. As of December 31, 2023, the Company had a receivable from MAC in the amount of $104,956, which is included in Due from affiliates.

Note 12 - Commitments:

The Company is obligated under a non-cancelable lease agreement for its office space that expires on November 30, 2024. The lease has provisions for escalations based on specified increases in costs incurred by the landlord.

Note 12 - Commitments (concluded):

The Company also has two operating leases for equipment and maintenance, collateralized by the equipment, which expire on March 31, 2026 and July 31, 2027, respectively. The Company recognizes equipment lease expense for operating leases on a straight-line basis over the lease terms. The Company also recognizes the maintenance portion of equipment leases as maintenance expense on a straight-line basis over the lease terms.

Minimum lease payments, exclusive of escalation charges, are as follows for years ending December 31:

	Office Lease	Equipment Leases	Total
2024	$ 707,429	$ 288,506	$ 995,935
2025	-	288,506	288,506
2026	-	215,606	215,606
2027	-	111,594	111,594
Total	707,429	904,212	1,611,641
Less: imputed interest	(24,920)	(100,611)	(125,531)
Present value of minimum lease payments	$682,509	$ 803,601	$1,486,110

At December 31, 2023, the Company has utilized a letter of credit in the amount of $195,952, which is collateralized by $201,851 in a bank savings account and reflected as Restricted cash on the statement of financial condition. This letter of credit is used as collateral for the lease for the Company's office space located in New York City. Pursuant to the lease agreement, the Company's letter of credit requirement shall remain unchanged through January 31, 2025.

In October 2023, the Company relocated to the office of the Parent, also in New York City. Accordingly, the Company wrote-off its Right-of-use asset relating to its previous office.

Note 13 - Employee equity and benefit plans:

The Company participates in the Parent's Plan which includes share-based compensation awards as a component of certain employees' total compensation. These awards are generally subject to annual vesting requirements over a three-year period beginning at the date of grant, which occurs in the first quarter of each year. Accordingly, the expense is generally amortized over the stated vesting period.

Under the Parent's Plan, the Parent granted shared-based compensation awards in conjunction with certain new hires for retention purposes. These awards generally vest over a three-year period and the related expense is recognized over the requisite service period.

Note 13 - Employee equity and benefit plans (concluded):

The Company participates in a defined contribution plan (the "PEO Plan") through a professional employer organization under which the Company outsources payroll, benefits and human resources administration for the benefit of the Company's employees.

Note 14 - Subsequent events:

The Company has evaluated subsequent events through February 28, 2024, which is the date of the statement of financial condition was issued.